ZNest



LETTER ⌄

Dear investors,

We are excited to share our Annual Report, which highlights significant milestones and progress across our operations. This year, our dedicated team pushed the boundaries of innovation by advancing our AI-driven solutions to streamline key processes in the senior housing industry. Despite some challenges, our continued focus on product refinement and strategic partnerships has positioned us for rapid growth and greater market impact.

Your support has been vital to our journey, fueling our product development and opening doors to valuable industry connections. We are pleased to report that our technology platform is advancing steadily. Our beta testing phase has yielded encouraging feedback, leading to the integration of key features that enhance candidate engagement and streamline compliance processes. Our compliance agent's development is on track, and recent milestones indicate that we are well-positioned to quickly scale our solutions in response to market demand.

Looking ahead, we are committed to refining our AI-driven platform and expanding our pilot programs across key senior housing operators. Our teams are actively addressing challenges and leveraging user insights to optimize our workflows. With a clear roadmap in place and ongoing progress in both product innovation and strategic partnerships, we are excited about entering the next phase of growth. We remain confident that our focused approach will deliver long-term value to our users and investors alike.

We need your help!

Investors can bolster our growth by providing the capital or introductions to capital partners necessary to accelerate product development, refine our AI-driven solutions, and expand our market presence. Your financial support will enable us to enhance our technology, integrate additional modules, and overcome the challenges of a competitive, rapidly evolving industry.

Beyond funding, leveraging your networks to introduce us to key decision-makers, senior housing operators, and strategic partners is crucial. These introductions will help us secure pilot opportunities, drive beta adoption, and build trust within the industry, ultimately paving the way for broader market acceptance and increased revenue.

Moreover, your strategic guidance and operational expertise are invaluable. By offering insights, constructive feedback, and assistance in navigating regulatory challenges, you can help fine-tune our messaging and go-to-market strategy, thereby strengthening our business model and driving sustainable growth.

Sincerely,

Bennett Kim

CEO

How did we do this year?

REPORT CARD



☺ The Good

Our AI breakthroughs streamlined senior housing tasks, cutting hiring delays and admin costs.

Beta testing validated our tool, with feedback driving key improvements in engagement and compliance.

New partnerships and investor updates boosted confidence, paving the way for future growth.

☹ The Bad

Some operators hesitated to switch, slowing our beta adoption and feedback.

The Onboarding tool didn't always resonate with potential customers.

Compliance agent delays hindered our momentum in 2024.

2024 At a Glance

January 1 to December 31



$0
Revenue



$0
Net Profit



$6,472 [31%]
Short Term Debt



$728,905
Raised in 2024



$1,581
Cash on Hand
As of 03/ 9/24

We ❤️ Our 127 Investors

Thank You For Believing In Us



Devin D. Thorpe	Johnny M. Sellers	Jackie Frederick	Mk Mano	Rishabh Swarnkar	Cedric Pashi
Midian Jones	Tanya Deering	Sudhanshu &...	Roderick Herron	New Tech Equity LLC	Stephen Fong
Joel Salas	Joshua Mouton	Heather Treat	Keiosha Callahan	Tiarra Wells	Andrea Buratti
Lewis Shaw	Russell Plaice	Alicia Johnston	Emme McCabe	Darin Meier	Eric Dwayne French
Tonja O.	Kendrick Lee	W Kim Colich	Harry Awdey	Jean R Thermidor	Ar Raheem...
Andrew C Allcock	Quinton Pipkins	Robert Dan Louie	Stephanie Sterling	Nina Tao	Joni Byun

Margaret Newhouse	Ayokunnumi Iyoha	Beth Ann Dorman	Anthony Coombs	Leslie Reed	Keith Kamisugi
Dalila Orozco	Duncan Patterson	Bliss Ricketts	Will Rico	Thakor Jhav ERB Hai...	Sharon Ritcherson
Carol Chen	David Park	George Nessim	James Song	Samantha Kim	Jane Kim
Lian Jones	Percy Bean	Akbar Sharfi	Ray Boone	Craig Fairfield	Sungmoon Cho
Nathan Collins	Ben Chou	John Emmons	Janet Lee	Donna Tu	Ken EL-Sherif
Allene Kim	Eunji Yoo	Alexis Trujillo	Amber Sims	David Cohen	John Park
Audrey Nguyen	Daniel Kwon	Gina Rodriguez	Michelle Pe	Kensie Kim	Ellen Kim
Hyepin Im	Hanna Kim Yoon	Paul Hayre	Renee Fry	Hannah KIm	Michelle Cho Wood
Stephen Chu	Marvin C. Lee, Dc, JD	Lawrence J. Phillips	Daniel Beck	Rachel Blumberg	Sharon Hwang
Thao Buu-hoan	Anne Gaw	Sun Min Jung	Cally Wong	Mary Rose Saint-Cyr	Shirley Nakamura
Albert Chen	Jennifer Chung	Seung Chung	Margarita Muzzall	Debbie Pryse	Kang Ahn
Osama Mustafa	Dennis Jones	Joseph Krezanoski	Daniel Cynthia Taber	Peter Han	Jieho Lee
Jen Carter	Brian D BODE	Ginger Lew	Cristian Villagran	Jed Karpinski	Kyle Falcone
Paul Mullin	Susan Soh Lee	Alexander Czako			

Thank You!

From the ZNest Team



Bennett Kim

CEO

Managing Director, Big Rock Partners Senior Housing; Chief Investment Officer & Chief Financial Officer, Big Rock Partners Acquisition Corp; Vice President,...





Lamar Odom ✕

Chief Creative Officer

2x NBA Champion; 6th Man of the Year Award

Tony Hong ⒧

Executive Vice President of Business Development

Senior VP of Acquisitions & Underwriting, Cogir Management; Senior VP of Acquisitions & Underwriting,...



Dennis Ma

VP of Engineering

VP of Engineering, Caring(.com); Director of Technology, Reviews(.com); General Manager, Growlio;...



Calvin Chen

VP of Product Management

Director of Product Management, Caring(.com); Head of Product, Legalpad; COO, DingZhi10; Columbia...

Details

The Board of Directors

Director	Occupation	Joined
Bennett Kim	CEO of ZNest @ ZNest Seniors Inc	2022

Officers

Officer	Title	Joined
Bennett Kim	President Secretary CFO CEO	2022

Voting Power ❓

Holder	Securities Held	Voting Power
Bennett Kim	5,493,410 Common stock	58.4%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
02/2022	$100,000	Safe	Section 4(a)(2)
03/2023	$840,000	Safe	Section 4(a)(2)
09/2023	$250,000		Section 4(a)(2)
03/2024	$125,000	Safe	Section 4(a)(2)
04/2024	$75,000	Safe	Section 4(a)(2)
06/2024	$100,000	Safe	Section 4(a)(2)
08/2024	$225,000	Safe	Section 4(a)(2)
08/2024	$100,000	Safe	Section 4(a)(2)
10/2024	$103,905		4(a)(6)

The use of proceeds is to fund general operations.

Outstanding Debts

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?
CCP Finance I LLC	09/21/2023	$250,000	$265,833 ❓	12.0%	09/30/2024	Yes

Related Party Transactions
None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	12,000,000	9,441,765	Yes

Warrants:	0
Options:	0

Form C Risks:

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Technology and Security: As a SaaS platform, the risk of cybersecurity threats and data breaches is a constant concern. A breach could compromise sensitive resident and vendor information, leading to financial losses and reputational damage. Additionally, system failures or interruptions could disrupt operations.

Competition: The SaaS market for senior housing solutions is highly competitive. Intense competition may affect our market share and pricing strategies.

Dependency on Key Personnel: The success of our business is significantly influenced by key individuals. The departure of key personnel could disrupt operations, hinder strategic decision-making, and affect overall business performance.

Financial Risks: Financial stability is essential for the sustained growth of our platform. Risks such as economic downturns, difficulty in securing additional funding, or unforeseen expenses could impact our financial health.

Vendor Relationships: Our platform relies on third-party vendors for critical services, and any failure or interruption in their services may negatively impact our operations.

Legal Disputes: Engaging in the senior housing industry exposes us to the risk of legal disputes with residents, vendors, or other parties. Legal challenges could result in financial losses, damage our reputation, and divert resources from core business activities.

Market Adoption: The success of our platform is closely tied to the rate at which senior housing facilities and vendors adopt digital solutions. Slow market adoption may affect our growth trajectory.

Economic Conditions: Economic conditions, including downturns or changes in interest rates, can impact the financial health of senior housing facilities. This, in turn, may affect their ability to invest in and adopt new technologies.

Market and Industry Risks: The senior housing industry is susceptible to economic downturns, changes in market trends, and unforeseen challenges. Factors such as demographic shifts or changes in healthcare policies may impact the demand for senior housing solutions.

Description of Securities for Prior Reg CF Raise

<u>Additional issuances of securities.</u> Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

<u>Issuer repurchases of securities.</u> The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

<u>A sale of the issuer or of assets of the issuer.</u> As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial

portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation

for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total

amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.
We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

ZNest Seniors Inc

Delaware Corporation
Organized March 2022
3 employees
4245 W Landberg Ave
Las Vegas NV 89141 https://znest.com

Business Description

Refer to the ZNest profile.

EDGAR Filing

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

ZNest is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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